UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Auditor

On November 10, 2021 Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”) appointed WWC, P.C (“WWC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2021. WWC replaces PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the former independent registered public accounting firm, which the Company dismissed on the same date. The appointment of WWC was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

The audit report of PwC on the consolidated financial statements of the Company as of December 31, 2019 and 2020 and for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of WWC, neither the Company, nor someone on behalf of the Company, has consulted WWC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye

Fen Ye Chairlady of Board of Directors

Date: November 12, 2021

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